Lillian Augusta Friends of the Company Newsletter

Investor Update



LILLIAN AUGUSTA HAIR

SEP 20, 2023

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We have opened up a Wefunder campaign [to raise $110,000 for our launch](#) 💸

Since 2019, we have been tinkering and experimenting on how to make the best plant-based braiding hair. From the cutting the grass out in the field, to hand processing fibers in the basement, it has been a journey.

Now, we have an MVP (Minimum Viable Product) which is readily installed. We will be doing some consumer testing with the public to see if there are additional changes our customers desire, but we love where we are at! 🌻



Founder Jannice Newson wearing Lillian Augusta brand braiding hair

How does this work?

- We'd like to invite you to [invest in Lillian Augusta](#)! Thanks to the process we are using, investments can start at $100.

- You are making an investment, not a donation. If we do well, you'd get your money back and potentially earn a return.

Who can invest?

- Anyone can invest because we are using a process called "Regulation Crowdfunding" through Wefunder, an SEC-regulated platform.

- This allows us to invite the public to invest in Lillian Augusta and naturally, we'd like to extend this invitation to our beloved supporters (you!) before launching it publicly.

What are some risks?

- Investors only are at risk of losing their initial investment. They will never be liable for more than they invested because the purchase is organized under an LLC (a Limited Liability Company).

- This also means that investors are not liable for paying any future costs associated with the company

- As a rule of thumb for any investment, people should not invest money that they need in the short term or as part of their regular living expenses.

Do you need the money now?

- Not immediately. First, you'd go on Wefunder and make a "pledge" of your intended investment. When we reach $50k in pledges Wefunder will reach back out to you for a final confirmation. Then, the amount pledged will be withdrawn from the account of your choosing.

- This is called a "testing the waters" campaign in Wefunder which means Lillian Augusta, LLC is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

There are a lot of new terms, tell me more about Wefunder, "Regulation Crowdfunding," and "testing the waters."

Consider this a mini glossary of terms:

- Wefunder:
  - Wefunder is an SEC-regulated platform that keeps your money safe at all times. Payment options include: bank transfers (US only), checks (for $1000+ investments), credit card, Apple Pay, Google Pay, or wire transfer (international investors only).
  - Wefunder facilitates the investment transaction and paperwork of the Regulation Crowdfunding offering.
  - Wefunder's layout and process is similar to what you may have seen in GoFundMe or Kickstarter, with the main difference that Wefunder facilitates investments, instead of donations or product purchases. For more info on making an investment [click here](#).
- Regulation Crowdfunding:

- It allows people to invest for as little as $100. This is exciting because it can be a new way to pool our resources to acquire property.

- Before Regulation Crowdfunding, most investment opportunities were only for accredited investors (people who make more than $250K a year or own over $1M in assets—aka not many of us).

- Testing the waters:
  - "Testing the waters" helps Wefunder see that a company is likely to raise enough funds so that they can proceed with the official paperwork.

  - This is just an indication of interest through the Wefunder site. You will make a "pledge" of your intended investment and if we reach $50k in pledges the investment will be withdrawn from the account of your choosing.

I need to think about it; how long do I have?

- The campaign will be open until we have reached our goal.

I'm interested! Where do I go?



With Gratitude,

Lillian Augusta Team

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